Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ZENVST INC.
1201 Lady Bird Lane, Suite 436
Austin, TX 78741
https://www.zenvst.com/

Up to $107,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ZENVST INC.
Address: 1201 Lady Bird Lane, Suite 436, Austin, TX 78741
State of Incorporation: DE
Date Incorporated: February 13, 2018

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $107,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
　　Note converts to Common Stock when the company raises $500,000.00 in a qualified equity financing.
　　Maturity Date: October 01, 2020
　　Valuation Cap: $5,000,000.00
　　Discount Rate: 15.0%
　　Annual Interest Rate: 2.0%
Minimum Investment Amount (per investor): $400.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
Each shareholder is entitled to one (1) vote per share held. (a) Except as otherwise provided by law, only persons in whose names shares entitled to vote stand on the stock records of the Corporation on the record date for determining the stockholders entitled to vote at said meeting shall be entitled to vote at such meeting. Shares standing in the names of two or more persons shall be voted or represented in accordance with the determination of the majority of such persons or, if only one of such persons is present in person or represented by proxy, such person shall have the right to vote such shares and such shares shall be deemed to be represented for the purpose of determining a quorum. (b) Every person entitled to vote or to execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent, which proxy shall be filed with the Secretary of the Corporation at or before the meeting at which it is to be used. Said proxy so appointed need not be a stockholder. A proxy, to be valid, shall be in such form and substance as from time to time adopted by a Directors Resolution or, in the absence of such Resolution, that is satisfactory to the Secretary of the Corporation, acting reasonably. No proxy shall be voted on after three years from its date unless the proxy provides for a longer period. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his legal representatives, except in those cases where an irrevocable proxy

permitted by statute has been given. (c) Without limiting the manner in which a stockholder may authorize another person or persons to act for him as proxy pursuant to section 3.8(b), the following shall constitute a valid means by which a stockholder may grant such authority: 1) A stockholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by the stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile or electronic signature. 2) A stockholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telephone, telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telephone, telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telephone, telegram, cablegram or other electronic transmission was authorized by the stockholder. Such authorization can be established by the signature of the stockholder on the proxy, either in writing or by a signature stamp, facsimile or electronic signature, or by a number or symbol from which the identity of the stockholder can be determined, or by any other procedure deemed appropriate by the inspectors at the meeting or other authorized persons making the determination as to due authorization. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied. (d) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to section 3.8(c) may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Material Rights:

15.1 General Restriction: None of the Shares, and no rights to or interests in the Shares, shall be directly or indirectly, in whole or in part, Transferred and no registration thereof by the Corporation will be made other than strictly in accordance, and subject to compliance, with the following prior to completion of a Transfer: (a) all applicable securities laws including, without limitation, the Securities Act of 1933, the regulations promulgated thereunder and all other statutes, rules, decisions, policies and the like that have legal force in any applicable jurisdictions and are made, enacted or otherwise issued thereunder, in each case as amended, re-enacted, substituted or superseded from time to time in, and all other securities regulations having legal force in, any applicable jurisdictions; and (b) the provisions of this Bylaw as they relate or extend to Transfers of any of the Shares; and (c) the provisions of the Shareholders Agreement as they relate or extend to transfers of any of the Shares; and (d) a Directors Resolution approving or consenting, in its sole and absolute discretion, to any proposed Transfer unless such Transfer is permitted in accordance with, or otherwise complies with, the provisions of the Shareholders Agreement. All Shares Transferred in accordance and compliance with the foregoing shall continue to be subject to the provisions of this Bylaw in the same manner and to the same extent as they were prior to such Transfer being made and the transferee, assignee, or other recipient of the Shares so Transferred shall receive and hold such Shares subject to the provisions of this Bylaw including, without limitation, this section 14.1. Any Transfer or purported Transfer of any of the Shares that is not made strictly in accordance, and in compliance, with the foregoing shall be null and void and have no force or effect on or against any of the Corporation, its Directors and stockholders. The Corporation shall not be required (i) to transfer on its books any Transfer of Shares purported to be made other than in strict compliance with the provisions of this Bylaw; or (ii) to treat as the owner of such Shares, or to accord the right to vote of or to pay dividends to, any transferee to whom such a Transfer is purported to be so made. The foregoing restrictions on Transfers shall terminate on the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended. 15.2 Waiver of Restriction: The provisions of this Bylaw may be waived with respect to any Transfer by either: (a) a Directors Resolution; or (b) a resolution of the stockholders; provided that, no such waiver shall affect the requirement to comply with the provisions of the Shareholders Agreement.

The Company and its Business

Company Overview

Zenvst is a mobile application platform which uses automation and diversification to allow a wide range of personal investors to participate in crypto investing. The sleek and simple platform allows for seamless user experience, while the round-up micro-investing model encourages investment without the risk of losing significant capital.

Competitors and Industry

Coinflash, Acorns, WealthSimple, Betterment- All of these applications are micro-investing companies which is the main area of our industry. While most of these companies focus on micro-investing for traditional assets, we focus on allowing user to easily and seamlessly use micro-investing to start investing and learning in the cryptocurrency industry.

Current Stage and Roadmap

We are currently in the last phases of development. We have finished the UI & API backend for the app development, and are currently on our first TestFlight build for IOs devices. We anticipate another 4-6 weeks before we are able to invite private BETA user's before we go public. Through-out testing we will be receiving feedback and rapidly fix any bugs or patches before we start a public BETA to finalize server capacities and more. We anticipate an official launch date by end of year 2018.

The Team

Officers and Directors

Name: Alexander Beauchamp

Alexander Beauchamp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: February 13, 2018 - Present
  Responsibilities: Development, Marketing, Sales, Management of outsourced work.

- **Position:** Secretary
  Dates of Service: February 13, 2018 - Present
  Responsibilities: Development, Marketing, Sales, Management of outsourced work.

Other business experience in the past three years:

- **Employer:** Oracle
  Title: Business Development Consultant
  Dates of Service: February 08, 2017 - July 05, 2018
  Responsibilities: Sales, Business Development, Networking, Marketing, Public Sector Consulting

Other business experience in the past three years:

- **Employer:** FXCM
  Title: Financial Services Representative
  Dates of Service: November 01, 2016 - January 20, 2017
  Responsibilities: Forex Analysis, Sales & Customer Success

Other business experience in the past three years:

- **Employer:** Fly Victor
  Title: Business Development Intern
  Dates of Service: June 15, 2015 - September 10, 2015
  Responsibilities: Sales, Business Development, Lead Generation and Marketing

Name: Michael Liss

Michael Liss's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice-President
  Dates of Service: February 13, 2018 - Present
  Responsibilities: Development, Marketing, Finance, Legal, Management of outsourced work.

- **Position:** Chief Product Officer
  Dates of Service: February 13, 2018 - Present
  Responsibilities: Development, Marketing, Management of outsourced work.

Other business experience in the past three years:

- **Employer:** TD Bank
  Title: Account and Service Representative
  Dates of Service: August 21, 2017 - November 01, 2017
  Responsibilities: Took care of clients needs with regards to personal branch accounts, managing payments, account setup, movement of funds.

Other business experience in the past three years:

- **Employer:** Second Chance Capital
  Title: Founder, CEO
  Dates of Service: January 01, 2013 - May 01, 2018
  Responsibilities: Helped clients reduce monthly bill payments to phone and internet providers such as Rogers and Bell. I would negotiate on behalf of clients for overages, outdated plans, and perks that many clients do not know about. Saved clients on average 60%/month. Second Chance Capital quickly pivoted when my focus turned to investing, and cryptocurrencies which is when I started introducing current and new clients to the world of blockchain and cryptocurrencies. Helping them create accounts, deposit funds, navigate the complex interfaces that are crypto exchanges, and lastly how to secure their investments offline.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Convertible Notes in the amount of up to $500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity or debt financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. If we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a mobile application for end users to diversify their spare change into cryptocurrency. Our revenues are therefore dependent upon the market for a mobile application to end users to diversify their spare change into cryptocurrency.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. If a liquidation event, including a sale of our company, were to occur then first all creditors of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Zenvst Inc. was formed on 02/13/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Zenvst Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 2 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that ZENVST is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Zenvst Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Zenvst Inc. could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Registered Investment Advisor Risk

Zenvst will attempt to acquire a Registered Investment Advisor license through the SEC. This license will enable Zenvst to provide financial advice to it's clients. Acquiring a license costs approximately $10,000 and requires an employee to obtain a series 65 license. There is a possibility that this application will not be approved, or could be delayed significanty. Zenvst does not depend on this license to conduct it's business operations.

Cryptocurrency Industry Risk

An investment in cryptocurrencies or crypto-related companies involves a high degree of risk. Certain risk factors include unclarity surrounding regulation for cryptocurrencies and blockchain startups. Although we've seen added clarity with by not classifying Ethereum as a security, we are still very much in the early stages. We oblige with all local, state and federal jurisdictions in the United States. Changes in local and federal laws could have a significant impact on our business operating procedures. There can be no assurance offered by the company that they will be able to operate if changing regulations negatively impact the business model. We strongly recommend that you seek independent professional advice before investing in any cryptocurrencies or cryptocurrency related companies.

Risk of Unauthorized Series 2 Common Stock

The Series 2 Common Stock that the SERIES 2018 - CF Convertible Promissory Notes convert into is not currently authorized by the company for issuance. The company has been preparing documentation and Resolution's to allow for Director's to Authorize and Issue new shares as needed. Series 2 Common Stock will be authorized for Issuance before conversion of the SERIES 2018 - CF Convertible Promissory Notes.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Liss	1,000,000	Common stock	45.35
Alexander Beauchamp	1,000,000	Common stock	45.35

The Company's Securities

The Company has authorized Common Stock, SERIES 2018 - CF Convertible Promissory Notes, and Series 1 Convertible Promissory Note.

Common Stock

The amount of security authorized is 40,000,000 with a total of 2,100,000 outstanding.

Voting Rights

Each shareholder is entitled to one (1) vote per share held. (a) Except as otherwise provided by law, only persons in whose names shares entitled to vote stand on the stock records of the Corporation on the record date for determining the stockholders entitled to vote at said meeting shall be entitled to vote at such meeting. Shares standing in the names of two or more persons shall be voted or represented in accordance with the determination of the majority of such persons or, if only one of such persons is present in person or represented by proxy, such person shall have the right to vote such shares and such shares shall be deemed to be represented for the purpose of determining a quorum. (b) Every person entitled to vote or to execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent, which proxy shall be filed with the Secretary of the Corporation at or before the meeting at which it is to be used. Said proxy so appointed need not be a stockholder. A proxy, to be valid, shall be in such form and substance as from time to time adopted by a Directors Resolution or, in the absence of such Resolution, that is satisfactory to the Secretary of the Corporation, acting reasonably. No proxy shall be voted on after three years from its date unless the proxy provides for a longer period. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his legal representatives, except in those cases where an irrevocable proxy permitted by statute has been given. (c) Without limiting the manner in which a stockholder may authorize another person or persons to act for him as proxy pursuant to section 3.8(b), the following shall constitute a valid means by which a stockholder may grant such authority: 1) A stockholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by the stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile or electronic signature. 2) A stockholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telephone, telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telephone, telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telephone, telegram, cablegram or other electronic transmission was authorized by the stockholder. Such authorization can be established by the signature of the stockholder on the proxy, either in writing or by a signature stamp, facsimile or electronic signature, or by a number or symbol from which the identity of the stockholder can be determined, or by any other procedure deemed appropriate by the inspectors at the meeting or other authorized persons making the determination as to due authorization. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied. (d) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to section 3.8(c) may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Material Rights

15.1 General Restriction: None of the Shares, and no rights to or interests in the Shares, shall be directly or indirectly, in whole or in part, Transferred and no registration thereof by the Corporation will be made other than strictly in accordance, and subject to compliance, with the following prior to completion of a Transfer: (a) all applicable securities laws including, without limitation, the Securities Act of 1933, the regulations promulgated thereunder and all other statutes, rules, decisions, policies and the like that have legal force in any applicable jurisdictions and are made, enacted or otherwise issued thereunder, in each case as amended, re-enacted, substituted or superseded from time to time in, and all other securities regulations having legal force in, any applicable jurisdictions; and (b) the provisions of this Bylaw as they relate or extend to Transfers of any of the Shares; and (c) the provisions of the Shareholders Agreement as they relate or extend to transfers of any of the Shares; and (d) a Directors Resolution approving or consenting, in its sole and absolute discretion, to any proposed Transfer unless such Transfer is permitted in accordance with, or otherwise complies with, the provisions of the Shareholders Agreement. All Shares Transferred in accordance and compliance with the foregoing shall continue to be subject to the provisions of this Bylaw in the same manner and to the same extent as they were prior to such Transfer being made and the transferee, assignee, or other recipient of the Shares so Transferred shall receive and hold such Shares subject to the provisions of this Bylaw including, without limitation, this section 14.1. Any Transfer or purported Transfer of any of the Shares that is not made strictly in accordance, and in compliance, with the foregoing shall be null and void and have no force or effect on or against any of the Corporation, its Directors and stockholders. The Corporation shall not be required (i) to transfer on its books any Transfer of Shares purported to be made other than in strict compliance with the provisions of this Bylaw; or (ii) to treat as the owner of such Shares, or to accord the right to vote of or to pay dividends to, any transferee to whom such a Transfer is purported to be so made. The foregoing restrictions on Transfers shall terminate on the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended. 15.2 Waiver of Restriction: The provisions of this Bylaw may be waived with respect to any Transfer by either: (a) a Directors Resolution; or (b) a resolution of the stockholders; provided that, no such waiver shall affect the requirement to comply with the provisions of the Shareholders Agreement.

SERIES 2018 - CF Convertible Promissory Notes

The security will convert into Series 2 common shares and the terms of the SERIES 2018 - CF Convertible Promissory Notes are outlined below:

Amount outstanding: $0.00
Maturity Date: October 01, 2020
Interest Rate: 2.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $500,000

Material Rights

Note converts to Series 2 Common Shares when the company raises $500,000 in a qualified equity financing

Maturity Date: 10/01/2020

Valuation Cap: $5,000,000

Discount Rate: 15%

Annual Interest Rate: 2% simple interest

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stock resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series 2 Common Shares at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding Common Stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series 2 Common Shares] of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series 2 Common Shares at a price per security equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

Extention of Maturity Date may occur in the event the company has started, or is in the middle of, a qualified financing. If no closing date is fixed for completion of the Qualified Financing by May 31st, 2021 then the Maturity Date shall be such other date as Zenvst determines and that is on or before May 31st, 2022.

Series 2 Common Shares

Series 2 Convertible Notes, as its future Series 2 Common Shares (Collectively "The Notes"), will not have voting rights. The Notes will have discretionary dividend rights subject to issuance by the board, once all other outstanding debts and obligations are paid. The Notes will also have liquidation rights after Common Shares and Series 1 Common Shares.

Other rights include Rights of First Refusal after Common Shares and Series 1 Common Shares, as well as Drag-Along/Come-Along rights.

Series 1 Convertible Promissory Note

The security will convert into Series 1 common shares and the terms of the Series 1 Convertible Promissory Note are outlined below:

Amount outstanding: $47,000.00
Maturity Date: June 01, 2020
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $0.00
Conversion Trigger: Maturity Date, or Successful Raise of an Qualified Equity Financing round over $200,000

Material Rights

Series 1 Convertible Notes, as its future Series 1 Common Shares (Collectively "The Notes"), will not have voting rights. The Notes will have discretionary dividend rights subject to issuance by the board, once all other outstanding debts and obligations are paid. The Notes will also have liquidation rights in line with all outstanding Common Shares pro-rata.

Other rights include Pre-emptive rights in line with Common Shares (not including Option Pool share Authorization), Rights of First Refusal in line with Common Shares, as well as Drag-Along/Come-Along rights.

What it means to be a minority holder

As a minority holder of Common Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company. The convertible notes in this offering will not have voting rights, nor will the Series 2 Common Shares they will convert into.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

The investor's stake in a company may also be diluted due to the company raising the offering maximum. In other words, if the company decides to riase the maximum they are legally allowed to raise, the percentage of the Series 2 convertible note total that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the offering maximum could result from a oversubscribed raise, as well as significant positive feedback from the investing community.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $47,700.00
  Use of proceeds: Development of Application, Marketing and Crowdfunding Campaign, Legal Compliance
  Date: October 15, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
3 months

Foreseeable major expenses based on projections:
User Acquisition, Hiring top talent, Partnering with reputable Industry Leaders, Compliance

Future operational challenges:
User Acquisition with certain marketing tactics unavailable in our industry.

Future challenges related to capital resources:
Not having enough capital to hire the right talent.

Future milestones and events:
Public Beta & App Store release by the end of 2018. Series A financing after 1-2 year(s) of operational growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Debt through Convertible Notes, ShareHolder Loans, Cash On Hand

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
Zenvst is relying on the funds from this campaign to carry out business operations. The funds raised are critical to reach the company milestones over the next 3-6 months. The funds from the Founders, and investors of the Series 1 Convertible Note that will help carry out these operations, but are not sufficient to continue operations past 1-2 months from now.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The majority of the funds to date have been used for other operational expenses, the funds from this crowdfunding campaign will make up a substantial part of our operating capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
This depends on how profitable we are within the first 6-12 months. If we raise the minimum, we will be able to pay for our expenses leading up to app store launch and beyond. Raising more than our minimum will allow us to target market more appropriately, as well as hire more top talent when needed.

How long will you be able to operate the company if you raise your maximum funding goal?
Depends on how profitable we are after launch. But if we succeed as planned with our maximum goal we will be able to operate for a minimum of 3 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Potential Line Of Credit, Series A

Indebtedness

- **Creditor:** Michael Liss
  Amount Owed: $39,500.85
  Interest Rate: 0.0%
  Maturity Date: February 01, 2019

- **Creditor:** Alexander Beauchamp

Amount Owed: $8,797.20
Interest Rate: 0.0%
Maturity Date: February 01, 2019

- **Creditor:** Family & Friends Convertible Note Holders
Amount Owed: $22,700.00
Interest Rate: 5.0%
Maturity Date: June 01, 2020
Extension of Maturity if we are in the middle of, or have started, a Series A (Qualified Financing). If no closing date is fixed for completion of the Qualified Financing by May 31st, 2021 then the Maturity Date shall be such other date as Zenvst determines and that is on or before May 31st, 2022.

- **Creditor:** Howard Liss
Amount Owed: $5,000.00
Interest Rate: 5.0%
Maturity Date: June 01, 2020
Extension of Maturity if we are in the middle of, or have started, a Series A (Qualified Financing). If no closing date is fixed for completion of the Qualified Financing by May 31st, 2021 then the Maturity Date shall be such other date as Zenvst determines and that is on or before May 31st, 2022.

- **Creditor:** Charles Liss
Amount Owed: $4,000.00
Interest Rate: 5.0%
Maturity Date: June 01, 2020
Extension of Maturity if we are in the middle of, or have started, a Series A (Qualified Financing). If no closing date is fixed for completion of the Qualified Financing by May 31st, 2021 then the Maturity Date shall be such other date as Zenvst determines and that is on or before May 31st, 2022.

- **Creditor:** Clarke Beauchamp
Amount Owed: $7,000.00
Interest Rate: 5.0%
Maturity Date: June 01, 2020
Extension of Maturity if we are in the middle of, or have started, a Series A (Qualified Financing). If no closing date is fixed for completion of the Qualified Financing by May 31st, 2021 then the Maturity Date shall be such other date as Zenvst determines and that is on or before May 31st, 2022.

- **Creditor:** Evan Beauchamp
Amount Owed: $1,000.00
Interest Rate: 5.0%
Maturity Date: June 01, 2020
Extension of Maturity if we are in the middle of, or have started, a Series A (Qualified Financing). If no closing date is fixed for completion of the Qualified

Financing by May 31st, 2021 then the Maturity Date shall be such other date as Zenvst determines and that is on or before May 31st, 2022.

- **Creditor:** Michelle Beauchamp
  Amount Owed: $3,000.00
  Interest Rate: 5.0%
  Maturity Date: June 01, 2020
  Extension of Maturity if we are in the middle of, or have started, a Series A (Qualified Financing). If no closing date is fixed for completion of the Qualified Financing by May 31st, 2021 then the Maturity Date shall be such other date as Zenvst determines and that is on or before May 31st, 2022.

- **Creditor:** Janice Beauchamp
  Amount Owed: $2,000.00
  Interest Rate: 5.0%
  Maturity Date: June 01, 2020
  Extension of Maturity if we are in the middle of, or have started, a Series A (Qualified Financing). If no closing date is fixed for completion of the Qualified Financing by May 31st, 2021 then the Maturity Date shall be such other date as Zenvst determines and that is on or before May 31st, 2022.

- **Creditor:** Steve Parker
  Amount Owed: $2,000.00
  Interest Rate: 5.0%
  Maturity Date: June 01, 2020
  Extension of Maturity if we are in the middle of, or have started, a Series A (Qualified Financing). If no closing date is fixed for completion of the Qualified Financing by May 31st, 2021 then the Maturity Date shall be such other date as Zenvst determines and that is on or before May 31st, 2022.

- **Creditor:** Angela Coffey
  Amount Owed: $1,000.00
  Interest Rate: 5.0%
  Maturity Date: June 01, 2020
  Extension of Maturity if we are in the middle of, or have started, a Series A (Qualified Financing). If no closing date is fixed for completion of the Qualified Financing by May 31st, 2021 then the Maturity Date shall be such other date as Zenvst determines and that is on or before May 31st, 2022.

Related Party Transactions

- **Name of Entity:** Michael Liss
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Legal and Professional Fees, Marketing and Advertising, Travel, and Other Business Related Expenses.

Material Terms: All Expenses are fully paid by Michael with 0.1% Interest. Total Amount owing by Company to Michael is $39,500.85. What is the amount owed? $39,500.85 What is the interest rate on the debt? 0.1% What is the maturity date? 02/01/2019

- **Name of Entity:** Alexander Beauchamp
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Legal and Professional Fees, Advertising and Marketing, Other Business Related Expenses.
  Material Terms: All Expenses are fully paid by Alex with 0.1% Interest. Total Amount owing by Company to Alex is $8,797.20 What is the amount owed? $8,797.20 What is the interest rate on the debt? 0.1% What is the maturity date? 02/01/2019

- **Name of Entity:** Howard Liss
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Invested $5000 to help his son succeed in his business venture.
  Material Terms: Each investors principal will buy them a Series 1 Note, which will gain interest at 5% annually (non-compounding). The maturity date for these notes will be June 1st 2020, unless Zenvst is diligently proceeding with a Qualified Financing (Series A), at which point it may be extended to a max of May 31st 2022. Upon a Qualified Financing the outstanding notes will be converted to series 1 Common Shares at a 20% discount of the share issue price to Series A investors, OR, you have the option of being repaid your principal plus accrued interest. If there is no Qualified Financing, the total outstanding notes will convert to 5% of the total number of issued Common Shares at maturity. In the event that the company is bought before the notes convert, the notes will be paid back at a 2X of principal plus interest, and they will receive a portion of the sale based on the following tiers: (i) 5% of the net after tax amount received by Zenvst in excess of $2 million up to $5 million; plus (ii) 7.5% of the net after tax amount received by Zenvst in excess of $5 million up to $10 million; plus (iii) 10% of the net after tax amount received by Zenvst in excess of $10 million up to $20 million. Zenvst's obligations to repay Holders the indebtedness under the Series 1 Notes will not be secured by any assets or be guaranteed by any person. An investment in the Securities should be considered highly speculative due to Zenvst being a startup that is in the very early initial stage of carrying on the Business.

- **Name of Entity:** Clarke Beauchamp
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Clarke has Invested $7000 into his son's company to help him have early success.
  Material Terms: Each investors principal will buy them a Series 1 Note, which will gain interest at 5% annually (non-compounding). The maturity date for these notes will be June 1st 2020, unless Zenvst is diligently proceeding with a

Qualified Financing (Series A), at which point it may be extended to a max of May 31st 2022. Upon a Qualified Financing the outstanding notes will be converted to series 1 Common Shares at a 20% discount of the share issue price to Series A investors, OR, you have the option of being repaid your principal plus accrued interest. If there is no Qualified Financing, the total outstanding notes will convert to 5% of the total number of issued Common Shares at maturity. In the event that the company is bought before the notes convert, the notes will be paid back at a 2X of principal plus interest, and they will receive a portion of the sale based on the following tiers: (i) 5% of the net after tax amount received by Zenvst in excess of $2 million up to $5 million; plus (ii) 7.5% of the net after tax amount received by Zenvst in excess of $5 million up to $10 million; plus (iii) 10% of the net after tax amount received by Zenvst in excess of $10 million up to $20 million. Zenvst's obligations to repay Holders the indebtedness under the Series 1 Notes will not be secured by any assets or be guaranteed by any person. An investment in the Securities should be considered highly speculative due to Zenvst being a startup that is in the very early initial stage of carrying on the Business.

- **Name of Entity:** Charles Liss
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Invested $4000 to help his brother succeed, and be a part of his companies growth.
  Material Terms: Each investors principal will buy them a Series 1 Note, which will gain interest at 5% annually (non-compounding). The maturity date for these notes will be June 1st 2020, unless Zenvst is diligently proceeding with a Qualified Financing (Series A), at which point it may be extended to a max of May 31st 2022. Upon a Qualified Financing the outstanding notes will be converted to series 1 Common Shares at a 20% discount of the share issue price to Series A investors, OR, you have the option of being repaid your principal plus accrued interest. If there is no Qualified Financing, the total outstanding notes will convert to 5% of the total number of issued Common Shares at maturity. In the event that the company is bought before the notes convert, the notes will be paid back at a 2X of principal plus interest, and they will receive a portion of the sale based on the following tiers: (i) 5% of the net after tax amount received by Zenvst in excess of $2 million up to $5 million; plus (ii) 7.5% of the net after tax amount received by Zenvst in excess of $5 million up to $10 million; plus (iii) 10% of the net after tax amount received by Zenvst in excess of $10 million up to $20 million. Zenvst's obligations to repay Holders the indebtedness under the Series 1 Notes will not be secured by any assets or be guaranteed by any person. An investment in the Securities should be considered highly speculative due to Zenvst being a startup that is in the very early initial stage of carrying on the Business.

- **Name of Entity:** Michelle Beauchamp
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Invested $3000 to help her son

succeed in his new venture.

Material Terms: Each investors principal will buy them a Series 1 Note, which will gain interest at 5% annually (non-compounding). The maturity date for these notes will be June 1st 2020, unless Zenvst is diligently proceeding with a Qualified Financing (Series A), at which point it may be extended to a max of May 31st 2022. Upon a Qualified Financing the outstanding notes will be converted to series 1 Common Shares at a 20% discount of the share issue price to Series A investors, OR, you have the option of being repaid your principal plus accrued interest. If there is no Qualified Financing, the total outstanding notes will convert to 5% of the total number of issued Common Shares at maturity. In the event that the company is bought before the notes convert, the notes will be paid back at a 2X of principal plus interest, and they will receive a portion of the sale based on the following tiers: (i) 5% of the net after tax amount received by Zenvst in excess of $2 million up to $5 million; plus (ii) 7.5% of the net after tax amount received by Zenvst in excess of $5 million up to $10 million; plus (iii) 10% of the net after tax amount received by Zenvst in excess of $10 million up to $20 million. Zenvst's obligations to repay Holders the indebtedness under the Series 1 Notes will not be secured by any assets or be guaranteed by any person. An investment in the Securities should be considered highly speculative due to Zenvst being a startup that is in the very early initial stage of carrying on the Business.

- **Name of Entity:** Evan Beauchamp
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Invested $1000 to help his brother create a world-class company.
  Material Terms: Each investors principal will buy them a Series 1 Note, which will gain interest at 5% annually (non-compounding). The maturity date for these notes will be June 1st 2020, unless Zenvst is diligently proceeding with a Qualified Financing (Series A), at which point it may be extended to a max of May 31st 2022. Upon a Qualified Financing the outstanding notes will be converted to series 1 Common Shares at a 20% discount of the share issue price to Series A investors, OR, you have the option of being repaid your principal plus accrued interest. If there is no Qualified Financing, the total outstanding notes will convert to 5% of the total number of issued Common Shares at maturity. In the event that the company is bought before the notes convert, the notes will be paid back at a 2X of principal plus interest, and they will receive a portion of the sale based on the following tiers: (i) 5% of the net after tax amount received by Zenvst in excess of $2 million up to $5 million; plus (ii) 7.5% of the net after tax amount received by Zenvst in excess of $5 million up to $10 million; plus (iii) 10% of the net after tax amount received by Zenvst in excess of $10 million up to $20 million. Zenvst's obligations to repay Holders the indebtedness under the Series 1 Notes will not be secured by any assets or be guaranteed by any person. An investment in the Securities should be considered highly speculative due to Zenvst being a startup that is in the very early initial stage of carrying on the Business.

- **Name of Entity:** Steve Parker
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Invested $2000 to help his cousin with early company expenses, and to have a small piece as the company grows.
  Material Terms: Each investors principal will buy them a Series 1 Note, which will gain interest at 5% annually (non-compounding). The maturity date for these notes will be June 1st 2020, unless Zenvst is diligently proceeding with a Qualified Financing (Series A), at which point it may be extended to a max of May 31st 2022. Upon a Qualified Financing the outstanding notes will be converted to series 1 Common Shares at a 20% discount of the share issue price to Series A investors, OR, you have the option of being repaid your principal plus accrued interest. If there is no Qualified Financing, the total outstanding notes will convert to 5% of the total number of issued Common Shares at maturity. In the event that the company is bought before the notes convert, the notes will be paid back at a 2X of principal plus interest, and they will receive a portion of the sale based on the following tiers: (i) 5% of the net after tax amount received by Zenvst in excess of $2 million up to $5 million; plus (ii) 7.5% of the net after tax amount received by Zenvst in excess of $5 million up to $10 million; plus (iii) 10% of the net after tax amount received by Zenvst in excess of $10 million up to $20 million. Zenvst's obligations to repay Holders the indebtedness under the Series 1 Notes will not be secured by any assets or be guaranteed by any person. An investment in the Securities should be considered highly speculative due to Zenvst being a startup that is in the very early initial stage of carrying on the Business.

- **Name of Entity:** Angela Coffey
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Invested $1000 to help with early company expenses, and watch her Nephews company be a success.
  Material Terms: Each investors principal will buy them a Series 1 Note, which will gain interest at 5% annually (non-compounding). The maturity date for these notes will be June 1st 2020, unless Zenvst is diligently proceeding with a Qualified Financing (Series A), at which point it may be extended to a max of May 31st 2022. Upon a Qualified Financing the outstanding notes will be converted to series 1 Common Shares at a 20% discount of the share issue price to Series A investors, OR, you have the option of being repaid your principal plus accrued interest. If there is no Qualified Financing, the total outstanding notes will convert to 5% of the total number of issued Common Shares at maturity. In the event that the company is bought before the notes convert, the notes will be paid back at a 2X of principal plus interest, and they will receive a portion of the sale based on the following tiers: (i) 5% of the net after tax amount received by Zenvst in excess of $2 million up to $5 million; plus (ii) 7.5% of the net after tax amount received by Zenvst in excess of $5 million up to $10 million; plus (iii) 10% of the net after tax amount received by Zenvst in excess of $10 million up to $20 million. Zenvst's obligations to repay Holders the indebtedness under the

Series 1 Notes will not be secured by any assets or be guaranteed by any person. An investment in the Securities should be considered highly speculative due to Zenvst being a startup that is in the very early initial stage of carrying on the Business.

- **Name of Entity:** Janice Beauchamp
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Invested $2000 to help her nephew pay for early business expenses and be a part of the long term growth.
  Material Terms: Each investors principal will buy them a Series 1 Note, which will gain interest at 5% annually (non-compounding). The maturity date for these notes will be June 1st 2020, unless Zenvst is diligently proceeding with a Qualified Financing (Series A), at which point it may be extended to a max of May 31st 2022. Upon a Qualified Financing the outstanding notes will be converted to series 1 Common Shares at a 20% discount of the share issue price to Series A investors, OR, you have the option of being repaid your principal plus accrued interest. If there is no Qualified Financing, the total outstanding notes will convert to 5% of the total number of issued Common Shares at maturity. In the event that the company is bought before the notes convert, the notes will be paid back at a 2X of principal plus interest, and they will receive a portion of the sale based on the following tiers: (i) 5% of the net after tax amount received by Zenvst in excess of $2 million up to $5 million; plus (ii) 7.5% of the net after tax amount received by Zenvst in excess of $5 million up to $10 million; plus (iii) 10% of the net after tax amount received by Zenvst in excess of $10 million up to $20 million. Zenvst's obligations to repay Holders the indebtedness under the Series 1 Notes will not be secured by any assets or be guaranteed by any person. An investment in the Securities should be considered highly speculative due to Zenvst being a startup that is in the very early initial stage of carrying on the Business.

Valuation

Valuation Cap: $5,000,000.00

Valuation Cap Details: We chose a valuation cap of $5,000,000.00 after conducting thorough market research of industry size, growth, addressable market and available market. From there we analyzed competitors with comparable business models in similar industries to understand average growth trajectory and customer acquisition. Acorns does not publicly disclose their valuation, but we know they raised a $300,000 Seed round their first year in 2012 and a Series A round of 2.5 million in 2013 in their 2nd year. This information sheds some light on the growth curve for valuation and funding. Another example is Coinbase, a startup from San Francisco that launched in 2012 has an estimated valuation of $8 billion. In their first year of opening they raised a seed round of $600,000. The next year in 2013 they raised a Series A of 6.1 million, giving them a valuation well over 20 million after only a couple years in business. Our notes will also convert after 2 years in business; therefore the 5 million valuation cap for our 2 year maturity date is a rather conservative number compared to industry trends and competitors.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  60.0%
  -Paying day-to-day operating expenses, maintenance and legal.

- *Marketing*
  20.0%
  Acquiring New users through online marketing campaign as well as, Building Brand Awareness for current users, and future potential users.

- *Operations*
  14.0%
  Day-to-Day operational expenses such as working facilities, vendor costs, payroll and insurance.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Company Employment*
  24.0%
  Finding top tier talent to manage day-to-day operations and help manage internal work load.

- *Marketing*
  20.0%
  Run a more viral marketing campaign aimed at a wider group of potential users, while growing brand awareness.

- *Operations*
  15.0%
  Payroll, Software & Equipment, Monthly Expenses, legal and compliance.

- *Working Capital*
  15.0%
  This will be used as needed for operational expenses, growth, and to form new

partnerships.

- *Debt Repayment*
  20.0%
  Will be used to pay back outstanding loans from BootStrapped Expenses. I.e Founders Loans.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.zenvst.com/ (at the Website's Investor's Blog).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zenvstinc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ZENVST INC.

[See attached]

I, Alexander Beauchamp the Chief Executive Officer of ZENVST Inc. hereby certify that the financial statements of ZENVST Inc. and notes thereto for the periods ending February 13th, 2018 October 30th, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the October 30th, 2018 .

DocuSigned by:
Alexander Beauchamp
7AC4BA740F1A42E... (Signature)

CEO (Title)

10/30/2018 2:50:58 PM PDT (Date)

Zenvst Inc.

BALANCE SHEET

As of October 30, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Zenvst Checking	1,461.42
Total Bank Accounts	$1,461.42
Total Current Assets	$1,461.42
TOTAL ASSETS	$1,461.42
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Alexander Beauchamp Loan Credit Card	8,797.20
Michael Liss Loan Credit Card-CAD/USD	9,449.18
Michael Liss Loan Credit Card- USD	30,051.67
Total Credit Cards	$48,298.05
Total Current Liabilities	$48,298.05
Long-Term Liabilities	
Family and Friends Notes Payable	
Angela Coffey Notes Payable	1,000.00
Annie Levitan Notes Payable	1,500.00
Brandon Priest Notes Payable	7,600.00
Charles Liss Notes Payable	4,000.00
Clarke Beauchamp Notes Payable	7,000.00
Corey Stone Notes Payable	1,100.00
Ellen Auster Notes Payable	2,000.00
Evan Beauchamp Notes Payable	1,000.00
Gail Kane Notes Payable	3,000.00
Howard Liss Notes Payable	5,000.00
Janice Beauchamp Notes Payable	2,000.00
Loretta Merritt Notes Payable	5,000.00
Michelle Beauchamp Notes Payable	3,000.00
Roz Baker Notes Payable	1,500.00
Steve Parker Notes Payable	2,000.00
SueLynn Chong Notes Payable	1,000.00
Total Family and Friends Notes Payable	47,700.00
Total Long-Term Liabilities	$47,700.00
Total Liabilities	$95,998.05
Equity	
Owner's Investment	
Owner's Equity Investment.	25.00
Total Owner's Investment	25.00

	TOTAL
Retained Earnings	-1,487.24
Net Income	-93,074.39
Total Equity	$ -94,536.63
TOTAL LIABILITIES AND EQUITY	$1,461.42

NOTE 1 – NATURE OF OPERATIONS

ZENVST Inc. was formed on February 13th 2018 ("Inception") in the State of Delaware. The financial statements of ZENVST Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin Texas.

ZENVST Inc. is a mobile application platform which uses automation and diversification to allow a wide range of personal investors to participate in crypto investing.
The sleek and simple platform allows for seamless user experience, while the round-up micro-investing model encourages investment without the risk of losing significant capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 30th 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Revenue Recognition
The Company will recognize revenues through a subscription model paid monthly by its users when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is

reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company currently holds debt to both founders, as well as Outstanding Convertible Notes, to the total of $95,998.05, as of October 30th 2018. Both founders have loans to the company that were used for ongoing company expenses such as development, marketing, and legal fees. The Convertible Notes have a maturity date of June 1 2020, and have a 5% annual interest until maturity.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 40,000,000 shares of our common stock with par value of $0.00001. As of October 20th 2018 the company has currently issued 2,100,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

DEBT From founders:
Alexander Beauchamp Co-Founder : $8,797.20
Michael Liss Co-Founder : $39,500.85

DEBT From Related Parties:
Howard Liss (Father) : $5000

Charles Liss (Brother) : $4000
Clarke Beauchamp (Father) : $7000
Michelle Beauchamp (Mother) : $3000
Evan Beauchamp (Brother) : $1000
Janice Beauchamp (Aunt) : $2000
Angela Coffey (Aunt) : $1000
Steve Parker (Cousin) : $2000

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after February 13th 2018 through October 20th 2018 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.



▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

♡



ZENVST
Cryptocurrency
Investing

🟣 Small OPO   🏠 ,   🏷 Education
📍 US Investors Only

Overview   Team   Terms   Updates   Comments   **Share**

Crypto should be simple. Now it is.

Invest in Zenvst

Investing can be daunting, complicated, and difficult. The resources are jargon heavy, the act requires time for research and preparation, and the results are unforgiving to the uninitiated. This does nothing to mention the incredibly high barrier of entry: the willingness to lose the money invested. All of these factors make investing difficult for the average person.

As if the investment barriers weren't high enough, investing in cryptocurrency requires people to overcome more obstacles. Knowledge comes from niche sources or behind paywalls. Legitimacy is difficult to ascertain; the decentralized nature of the industry can render research and preparation moot. Cryptocurrency investing can require investments in additional infrastructure for security and even then finding a reputable exchange can be tough. The industry's regulatory status is up in the air as well.





Investing is tough enough; when you include cryptocurrency in that equation, people become discouraged.

Nevertheless, investing is also the best way to accrue wealth and protect oneself from a financial crisis. Despite the risk, you're risking more without investing.

But what if there was a way to invest and overcome all of these issues with a simple, easy-to-use app? What if there was a way to get all the information you need in one place and it was combined with a system that made investing as streamlined and painless as possible? Well there is.

It's called Zenvst. It plans to change everything and we want you to join our vanguard and lead the charge to revolutionize investing.



Images are prototype screens. App is still currently under development.

Development Stage

ZENVST is currently in the development stage of the process. We have a non-functional prototype completed for clickthrough demos; users can not create an account or invest through the prototype. Our private BETA will be available to a select group of investors, advisors, and early members of our waitlist around mid November. This private BETA will allow users to create an account, connect their cards, and use full functionality of the application. The public BETA is planned to be released in mid December; users of the public BETA will also be able to create an account, connect their cards and use the application. We plan to launch in the U.S. app store for iOS in late December or early January. Zenvst plans to release on Android in the first half of 2019.

The Offering

Convertible Promissory Notes

Note converts to Series 2 Common Shares when the company raises $500,000 in a qualified equity financing.

Maturity Date: 10/01/2020

$5,000,000 Valuation Cap

15% Discount Rate

2% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders.

 This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

What is Zenvst?

Zenvst will be an easy-to-use app that helps people to invest their money in cryptocurrency. We're a startup in the crypto world, but we're not an ICO. We think cryptocurrency is immensely important to everyone's future and we want everyone to be able to take part in it.

We're creating Zenvst to reduce the barrier to entry for the average person to invest in cryptocurrency by tackling 3 key issues:

1. The Knowledge Gap - As we mentioned above, investing and cryptocurrency have very high barriers to entry from a knowledge standpoint. If average people are going to take part they need to know what they're getting into and they need to get that information from a reliable place.

Zenvst will provide that trustworthy outlet with a detailed UI/UX and vetted news aggregation service to arm users with the latest information.

2. The Process Problem - Investing of almost any kind is difficult. The more complex the investment, the more complex the process to execute it. Generally, cryptocurrency further complicates things with long trade times, volatile markets, and less-than-reputable exchanges.

Zenvst plans to make cryptocurrency investing as easy as possible through automation, streamlining, and only partnering with the most reputable exchanges.

3. A Lack of Resources - The biggest hurdle people must overcome is to be willing to possibly part ways with their investments should things go wrong. If a person can't see themselves parting with any significant chunk of their income, they'll never become an investor.

Zenvst plans to fix that by only investing leftover money, small sums that make investing painless and simple, and offering only the most trusted, vetted and proven cryptocurrencies.

There's a lot of crypto competition out there, and Zenvst is just an MVP at the moment, but we've got traction and the market needs our service. Plus, we're working on partnerships for added functionality, expansion to international territories, and a more robust user experience for everyone. Investments in Zenvst won't just get a piece of us, but a piece of investing history.

How Does Zenvst Work?



Quick & easy setup
Diversify your crypto investments
Watch your portfolio grow!
ZENVST
ZENVST
Get early access! Visit Zenvst.com

Images are prototype screens. App is still currently under development.

ZENVST will let you effortlessly invest your leftover change into a diversified portfolio of cryptocurrencies, all the while

Microinvesting, Reimagined

providing cryptocurrency investing resources & tools all in one easy-to-use app.



At first, we're only launching on iOS, but our Android version is coming. Zenvst will execute cryptocurrency trades through an API connection to Coinbase.

Zenvst will be simple to use so that anyone can take part in cryptocurrency investing. Users log in or create an account on the mobile app.

The users are only prompted to link their Coinbase account or create a new Coinbase account the FIRST time they log in or sign up for Zenvst.



Images are prototype screens. App is still currently under development.

If they already created an account, they can simply login with a password, touch ID, or face ID.

Once a user has uploaded their credit card, debit card, or bank account information (similar to Coinbase), they'll go through a series of on-boarding steps to customize their portfolio and choose investing preferences, to set up for success.

Coinbase is the most reputable cryptocurrency exchange on the market at the moment, so trades will be limited to the cryptocurrencies listed on their platform: Bitcoin, Bitcoin Cash, Ethereum, Litecoin and soon Ethereum Classic and ZeroX. As Coinbase expands its offerings, Zenvst will as well.

Once users have completed the on-boarding process, they will go about their daily routine, while the left over change from each transaction blossoms into a diversified portfolio of cryptocurrencies. Users will be able to invest using their spare change or allocate a specific dollar amount to be invested every day, week or month. Thus, giving our users the easiest and most automated way to invest in their customized portfolio. It's that simple!

In addition to the micro and recurring investment capabilities of ZENVST, users will be able to execute larger one-time trades allocated to their customized portfolio. This is a more advanced feature of portfolio management and aimed at experienced traders primarily.

What Zenvst Can Do For You

Zenvst will provide users with a simple and fast investment option and portfolio diversification tool that focuses on utilization, not speculation. We're not a trading platform, we're an investment platform and we want you to be able to use the cryptocurrency you've accrued.


Invest in crypto
with peace of mind.
ZENVST
Get early access today! Zenvst.com

Images are prototype screens. App is still currently under development.

We believe other cryptocurrency investment apps try to streamline the investment process, but they take the ability to use that crypto out of the hands of their users. Funds are managed in ways that discourage use, effectively holding user's crypto hostage. And while our competitors might offer a few more volatile securities, we believe in only using the most reliable partners.

Opening their business to these riskier options puts their company and their customers at risk. By only using reputable partners, only offering stable cryptocurrencies, and automating the process, Zenvst plans to make cryptocurrency investing secure, safe, easy, and reliable.

Why the World Needs Zenvst


Add Card
Your Percentages
BITCOIN
ETHEREUM
LITECOIN
BITCOIN CASH

Images are prototype screens. App is still currently under development.

Cryptocurrency isn't just the wave of the future, it's affecting the world around you today. The technology has managed to affect nearly every facet of every industry in just a few short years and we believe it will only gain importance in the future. If the world is going to really embrace cryptocurrency, then the world needs to find a way to get people involved with and using cryptocurrency. To do that, there needs to be a way to conquer the knowledge gap, the problems with the process of investing, and the risks tied to the resources required.

That's where Zenvst comes in. We plan on closing those gaps by providing reliable resources over fluff and paid PR, by automating and streamlining as much as possible, and with the ease of micro-investments.

With this power, we plan to empower everyday investors and show new, excited consumers the power and practicality of cryptocurrencies.

About Zenvst



Empowered investments and reliable information are why we started Zenvst. Our founders are experienced traders who have been interested in the power of cryptocurrencies since 2012, but could never find an intuitive, simple and



Images are prototype screens. App is still currently under development.

automated way to invest in crypto. The industry lacked so much that even as experienced traders, they had great difficulty learning the complexities of exchanges, private keys, diversifying and managing risk. That's when it hit them: if they were having that much trouble investing in cryptocurrency, imagine how difficult the average investor must find it?

The Zenvst founders thought about this question for a long time until it struck them in 2017. Members of the same trading forum, the Zenvst founders had pondered how to help everyone overcome this hurdle.

The answer came when Alex was introduced to the concept of micro-investing. Alex called Michael and they instantly knew. With an easier to use UI, user-friendly UX, and a simple investing model, they knew they could help even the most basic users find success.

The Zenvst Future

It was that vision that inspired them to create Zenvst and this revolutionary approach to cryptocurrency investing, and that vision is what drives the company forward.

Zenvst plans to become the cryptocurrency Vanguard, bringing as many users and everyday investors into the fold as possible with our streamlined, automated, and simplified investing process. We might only have an MVP at the moment, but so far we've been able to generate excitement and traction. We plan to take on users by January of 2019 and at that point, revenue will be a very short step away.

Our first great milestone is this crowdfunding process. The funds raised through this will go directly to legal and licensing fees so that we can continue to grow and add services.



Images are prototype screens. App is still currently under development.

After this campaign, we plan to obtain the license to provide investment advice and portfolio management tools by registering as an investment advisor. Once that happens, we'll be able to offer pre-made cryptocurrency portfolio services and more features to add functionality and value. Following that, ZENVST aims to establish various partnerships with complementary companies that align with our vision of bringing crypto to the masses. Our highest priority is to ensure any company we partner with will uphold the same level of moral and ethical standards while operating with integrity.

Invest in Zenvst Today!



The cryptocurrency revolution is already upon us. The industry ballooned from under $100B to $450B in the past



year alone, and Coinbase, the largest and most reputable of all the exchanges has more than 20 million active users. In the US, more than 10 million millennials have reported that they own cryptocurrency and that number is expected to reach 20 million by the end of 2018. These are domestic numbers but the trends are global. We believe cryptocurrencies are here to stay.

Rather than work against the rising tides, everyone should be learning to swim in these new waters. Gaining knowledge and reliable tools will ensure everyone is able to keep themselves afloat, no matter their experience. But for users who want to stay stable with powerful portfolio management tools and reliable investing capabilities, Zenvst will be a great way to stay afloat and navigate these turbulent times.



Idea Conception
October 2017
February 2018
Company Formation
Wireframing & UI completion
June 2018
September 2018
$45,000 raised in F & F round
Prototype Completed
October 2018
October 2018
Private BETA released
Public BETA released (ANTICIPATED)
November 2018
December 2018
App Store launch (ANTICIPATED)

Meet Our Team





Alexander Beauchamp

Co-Founder, Secretary & CEO

He graduated from the University of California Santa Barbara in 2016 with a degree in Communications and a certificate in Sports Management. After graduating, Alexander backpacked through Europe by himself to visit 7 countries for the first time: Sweden, England, Northern Ireland, Wales, Germany, Czech Republic and Ireland. Soon after arriving home to the States, Alexander accepted a job offer from Oracle in business development and sales in beautiful Austin, TX. Alexander won several awards and recognition in leadership, top performance, and servitude during his 18 month tenure at Oracle before he left to work on ZENVST full time.



Michael Liss

Co-Founder & Vice President

Michael bought his first Bitcoin back in 2012, and was instantly hooked to this industry of Finance, Blockchain and Cryptography. Michael decided to go back to school and has since graduated with a financial background from George Brown College in 2018. Over the past 4 years Michael has not only become a heavy investor into early cryptocurrency projects such as BTC, ETH, LTC, and XRP, but has also helped more than a few dozen people create, understand, and profit from the cryptocurrency markets. Since 2014 Michael has run a private company called Second Chance Capital which is a personalized blockchain and cryptocurrency mentor and advisory service, which was developed to cater to the wide needs of new cryptocurrency investors. Michael now focuses all of his time on ZENVST to transform his knowledge from the past 6 years into the best one-stop application for new, aspiring, and veteran investors in this industry.







Steve Eakin

Advisor and Executive
Team

*Steve graduated from the Stony
Brook University with a degree
in Information Systems &
Engineering. Steve is an
experienced startup CTO with a
specialty in engineering and
growth. He was the former tech
leader at Amazon, Experian, and
Hearst Digital Media. It's safe to
say that Steve is an expert on
building scalable and efficient
tech teams focused on user
acquisition.*



Offering Summary

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	ZENVST INC.
Corporate Address	1201 Lady Bird Lane, Suite 436, Austin, Texas, 78741
Description of Business	Zenvst is an easy-to-use app that helps people invest their money in cryptocurrency.
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$400.00

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Series 2 Common Shares when the company raises $500,000 in a qualified equity financing.

Maturity Date: 10/01/2020

$5,000,000 Valuation Cap

15% Discount Rate

2% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?

A convertible note offers you the right to receive Series 2 Common Shares in Zenvst Inc. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing. The highest conversion price per security is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 15% discount on the price the new investors are purchasing. You also receive 2% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series 2 Common Shares equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis).

The 10% Bonus for StartEngine Shareholders

ZENVST INC. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 2.2% instead of 2%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative; Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow ZENVST to get notified of future updates!

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

ever considered investing in cryptocurrency it can be pretty overwhelming there's just so much to figure out exchanges private keys and the technology make it so intimidating there are over 2,000 crypto currencies and tokens with over 150 exchanges worldwide where you can buy them knowing which exchanges are secure how to use them and where to diversify your assets is near impossible who has the time to figure all this stuff out ZENVST simplifies and streamlines the process of investing in crypto currencies it lets you invest your spare change from each purchase automatically and reduces risk with dollar cost averaging and it's easy to get started connect your accounts in a few minutes then when you shop each purchase is rounded up to the nearest dollar automatically which is then invested into a diversified portfolio of crypto currencies we only offer top-ranked and Vedic cryptocurrencies and only partner with licensed regulated and insured exchanges so you know your funds and personal information are secured at the highest level finally a way to invest in crypto with peace of mind get started now and put your investing on autopilot wws.zenvst.com

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<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at October 30,2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on October 1, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into stock at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series 2 Common Shares of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series 2 Common Shares at a price per security equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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